Exhibit 99.1

FOR IMMEDIATE RELEASE

Quality Distribution, Inc. Reports Improved Results

for the Quarter ended September 30, 2004

TAMPA, FL—(PR Newswire)—November 15, 2004—Quality Distribution, Inc. (the “Company”) (Nasdaq: QLTY) today reported net income of $2.8 million or $0.14 per diluted share for the third quarter of 2004, compared to a net loss of $3.4 million or $1.01 per diluted share for the third quarter of 2003. For the first nine months of 2004, the Company reported a net loss of $4.1 million or $0.22 per diluted share compared to a net loss of $3.8 million or $1.13 per diluted share for the same period last year.

Revenue for the quarter ended September 30, 2004 increased $13.0 million, or 9.0%, to $158.4 million from $145.4 million for the third quarter of 2003. Revenue for the first nine months of 2004 increased $41.0 million, or 9.6%, to $467.0 million from $426.0 million for the same period in 2003. Strong demand from both new and existing customers, together with revenue from new affiliates that joined our Company and rate increases, were the primary drivers of our continued strong revenue growth. Since the end of 2002, nine new affiliates have joined the Company providing approximately $4.6 million of incremental transportation revenue for the third quarter of 2004 and approximately $17.4 million for the first nine months of 2004. The Company continues to recruit new affiliates into its network, and has recently added Tiona Trucking, based in Butler, Missouri. Also impacting revenue was the fuel surcharge, which increased by $4.4 million for the quarter and $7.3 million for the first nine months of 2004 compared to the same prior-year periods.

Operating income for the quarter ended September 30, 2004 was $9.1 million compared to operating income of $6.4 million for the third quarter of 2003. Results for the third quarter of 2004 were reduced by $1.3 million, consisting primarily of a non-cash loss, as the result of dispositions of certain assets of non-core operations that will benefit the Company going forward. The Company sold certain assets of its Levy Glass division and the Company’s orange juice transportation operation. The third quarter of 2004 also includes $0.8 million of professional fees related to previously disclosed irregularities at Power Purchasing, Inc. (“PPI”).

For the first nine months of 2004, operating income was $13.1 million compared to $24.5 million for the same period last year. Results for the nine months of 2004 include a second quarter charge of $7.0 million for the adverse development of insurance claims and environmental expenses of $4.1 million. Also included in the results for the nine months are charges of $4.8 million related to PPI, $2.8 million of start-up costs and operating losses related to the Company’s orange juice operations, and $1.1 million loss on the sale of certain Levy Glass division assets.

Interest expense was $5.5 million and $16.1 million for the quarter and nine months ended September 30, 2004 compared to $9.8 million and $22.7 million, respectively, for the same periods last year. These decreases resulted from the Company’s initial public offering and concurrent debt refinancing in November 2003, which significantly reduced the Company’s outstanding debt.

Income taxes for the third quarter of 2004 increased $0.6 million when compared to the same quarter last year primarily due to Canadian taxes on the sale of the Levy Glass division.

Commenting on the results and outlook, President and Chief Executive Officer Tom Finkbiner said, “We are very pleased with our success in growing our revenue base and being able to report improved earnings. The divestures we made this year will allow us to focus on our core operations, which have demonstrated 9% revenue growth so far this year. The actions we have taken, which improved our operations, as well as the recent additions to our management team, have laid the foundation for improved earnings going forward.”

As previously announced, the Company will host a conference call for investors to discuss these results on November 16, 2004 at 9:00 a.m. Eastern time. The dial in number is 800-819-9193 toll free; the passcode is 862035. To access the sound cast, please log on to: https://cis.premconf.com/sc/scw.dll/usr?cid=vlllrwznnzzvlcmdc. A replay of the call will be available until December 16, 2004 by dialing 888-203-1112; passcode 862035. Copies of this news release and other financial information about the Company may be accessed on the “QDI Main / News and Publications” and “Investors” sections of the Company’s website at www.qualitydistribution.com.

Headquartered in Tampa, Florida, Quality Distribution, Inc. through its subsidiary Quality Carriers, Inc. and TransPlastics, a division of Quality Carriers, and through its affiliates and owners-operators, manages approximately 3,500 tractors and 8,000 trailers. The Company provides bulk transportation and related services, including tank cleaning and freight brokerage. Quality Distribution is an American Chemistry Council Responsible Care® Partner and is a core carrier for many of the Fortune 500 companies that are engaged in chemical production and processing.

This news release contains certain forward-looking information that is subject to the safe harbor provisions created by the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties that could cause actual results to differ materially from those expected or projected in the forward-looking statements. Without limitation, these risks and uncertainties include the Company’s substantial leverage, economic factors, downturns in customers’ business cycles or in the national economy, dependence on affiliates and owner-

operators, change in government regulation, fluctuations in fuel pricing or availability, increases in interest rates, and the Company’s ability to attract and retain qualified drivers. Other important factors, which arise out of the PPI irregularities and that may cause actual results to differ materially from the forward-looking statements: the outcome of state regulatory investigations relating to the insurance irregularities or any other federal or state governmental investigations against the Company; the outcome of the class action litigations initiated against the Company and certain of its officers and directors; and the reaction of the Company’s lenders, investors, drivers, affiliates and owner-operators to the insurance irregularities and restatements. Readers are urged to carefully review and consider the various disclosures made by the Company in this news release and the risk factors disclosed in the Company’s Form 10-K for the year ended December 31, 2003 as well as other periodic reports filed with the Securities and Exchange Commission. The Company disclaims any obligations to update any forward-looking statement as a result of developments occurring after the date of this press release.

Contact: Thomas L. Finkbiner

Chairman, President & CEO

813-569-7361

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In 000’s)

	September 30, 2004	December 31, 2003
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$1,271	$955
Accounts receivable, net of allowance of $7,438 and $6,893	98,721	77,444
Current maturities of notes receivable from affiliates	1,292	676
Prepaid expenses	2,153	3,566
Prepaid tires	7,936	7,978
Prepaid Income Tax	100	0
Other	2,609	2,055

Total current assets	114,082	92,674
Property and equipment, net of accumulated depreciation of $181,014 and $203,816	125,478	137,961
Goodwill	131,363	131,232
Intangibles, net	1,441	1,402
Notes receivable from affiliates	600	1,051
Other assets	8,891	9,871

Total assets	$381,855	$374,191

LIABILITIES, MINORITY INTEREST AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Current maturities of indebtedness	$1,634	$6,759
Accounts payable	17,810	13,988
Affiliates and independent owner-operators payable	13,398	7,319
Accrued expenses	72,614	56,742
Income taxes payable	1,012	518

Total current liabilities	106,468	85,326
Long-term indebtedness, less current maturities	269,643	272,750
Environmental liabilities	15,511	19,689
Other non-current liabilities	11,189	13,712
Deferred tax liability	1,488	1,552

Total liabilities	404,299	393,029
Commitments and contingencies
Minority interest in subsidiary	1,833	1,833
Stockholders’ deficit:
Common stock, no par value; 29,000 authorized, 19,113 issued at September 30, 2004 and 19,080 issued at December 31, 2003	357,387	357,580
Treasury stock, 113 and 111 shares at September 30, 2004 and December 31, 2003, respectively	(1,310)	(1,258)
Accumulated deficit	(173,718)	(169,569)
Stock recapitalization	(189,589)	(189,589)
Accumulated other comprehensive loss	(14,607)	(14,689)
Stock purchase warrants	73	86
Unearned compensation, restricted stock	(852)	(1,502)
Stock subscriptions receivable	(1,661)	(1,730)

Total stockholders’ deficit	(24,277)	(20,671)

Total liabilities, minority interest and stockholders’ deficit	$381,855	$374,191

Certain prior period amounts have been reclassified to conform to the current year presentation.

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited — In 000’s, Except Per Share Amounts)

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
Operating revenues:
Transportation	$133,361	$123,921	$393,989	$360,543
Other service revenues	17,197	18,024	53,619	53,373
Fuel surcharge	7,852	3,451	19,416	12,127

Total operating revenues	158,410	145,396	467,024	426,043
Operating expenses:
Purchased transportation	107,600	94,203	314,643	268,269
Compensation	14,840	14,536	45,041	45,922
Fuel, supplies and maintenance	8,636	9,172	27,736	29,773
Depreciation and amortization	5,741	7,620	17,635	22,744
Selling and administrative	4,617	3,090	15,996	9,384
Insurance	3,468	7,595	19,056	16,858
PPI professional fees	790	—	4,843	—
Other operating expenses	3,652	2,787	8,972	8,566

Operating income	9,066	6,393	13,102	24,527
Interest expense	5,512	9,064	16,125	22,022
Interest expense, transaction fees	—	700	—	700
Foreign currency transaction loss	—	—	—	937
Other expense (income)	114	(155)	268	(200)

Income (loss) before taxes	3,440	(3,216)	(3,291)	1,068
Provision for income taxes	689	120	858	360

Net income (loss)	2,751	(3,336)	(4,149)	708
Distributions to minority interest/preferred stock dividends and accretions	—	(18)	—	(4,481)

Net income (loss) attributable to common stockholders	$2,751	$(3,354)	$(4,149)	$(3,773)

Per share data:
Net income (loss) per common share – basic	$0.15	$(1.01)	$(0.22)	$(1.13)

Net income (loss) per common share – diluted	$0.14	$(1.01)	$(0.22)	$(1.13)

Weighted average number of shares – basic	18,914	3,334	18,904	3,337
Weighted average number of shares – diluted	19,087	3,334	18,904	3,337

Certain prior period amounts have been reclassified to conform to the current year presentation.

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited — In 000’s)

	Nine months ended September 30,
	2004	2003
Cash flows from operating activities:
Net income (loss)	$(4,149)	$708
Adjustments for non-cash charges	21,254	32,124
Changes in assets and liabilities	(4,854)	(12,050)

Net cash provided by operating activities	12,251	20,782

Cash flows from investing activities:
Capital expenditures	(8,346)	(6,235)
Acquisition of assets	(781)	—
Proceeds from asset dispositions	2,578	1,828

Net cash used in investing activities	(6,549)	(4,407)

Cash flows from financing activities:
Net payments on the revolver	(2,000)	(10,230)
Payments of debt obligations	(6,233)	(5,376)
Deferred financing fees	(369)	(4,059)
Increase in bank overdraft	3,078	5,400
Other	17	(107)

Net cash used in financing activities	(5,507)	(14,372)

Net increase in cash	195	2,003
Effect of exchange rate changes on cash	121	(417)
Cash, beginning of period	955	661

Cash, end of period	$1,271	$2,247

Supplemental disclosures of non-cash activities:
Preferred stock accretions	$—	$4,395

Certain prior period amounts have been reclassified to conform to the current year presentation.